Exhibit 99.1

YY Reports Fourth Quarter and Full Year 2013 Unaudited Financial Results

4Q13 Net Revenues Up 129.5% YOY to RMB612.3 Million

4Q13 Net Income Up 477.9% YOY to RMB192.0 Million

4Q13 Non-GAAP Net Income Up 268.7% YOY to RMB216.9 Million

Guangzhou, China, March 4, 2014 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary real-time interactive social platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Highlights

•                  Net revenues increased by 129.5% to RMB612.3 million (US$101.1 million) from RMB266.8 million in the corresponding period of 2012, primarily driven by a 144.1% increase in revenues from internet value-added services, or IVAS revenues.

•                  Net income attributable to YY Inc. increased by 477.9% to RMB192.0 million (US$31.7 million) from RMB33.2 million in the corresponding period of 2012.

•                  Non-GAAP net income attributable to YY Inc.(1) increased by 268.7% to RMB216.9 million (US$35.8 million) from RMB58.8 million in the corresponding period of 2012.

Full Year 2013 Highlights

•                  Net revenues increased by 122.4% to RMB1.8 billion (US$301.2 million) in 2013 from RMB820.0 million in 2012, primarily driven by a 136.4% increase in revenues from internet value-added services, or IVAS revenues.

•                  Net income attributable to YY Inc. increased by 435.7% to RMB477.7 million (US$78.9 million) in 2013 from RMB89.2 million in 2012.

•                  Non-GAAP net income attributable to YY Inc. increased by 213.8% to RMB594.8 million (US$98.3 million) in 2013 from RMB189.5 million in 2012.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “We’re very pleased to end our first full fiscal year as a public company with a solid fourth quarter, building upon the strong momentum we saw throughout 2013. Online music and entertainment(2), in particular, again outperformed our expectations, with revenues growing by 217.1% year over year. Resulting from the powerful real-time interactive and social capabilities of our unique platform, we have seen increasingly diversified and interactive online activities among our expanding base of active users, with our average monthly active users reaching 92.3 million in the fourth quarter of 2013. Through a series of engaging and diversified group entertainment events and activities, such as our 2013 Annual Entertainment Awards Ceremony, we were able to not only stimulate user engagement and spending, but also enhance user attachment to our platform. Heading into 2014, we’re excited to build upon the robust foundation we have established and continue to broaden our ability to engage our users and monetize our user traffic by further penetrating into online entertainment, live broadcasting, education and other verticals. We are proud of our evolution into a large, live and sticky online entertainment platform and aim to further enable services which cater to Chinese users’ dynamic and ever-changing demands.”

Mr. Eric He, Chief Financial Officer of YY, commented, “In the fourth quarter, not only we were able to exceed our expectations on both the top and bottom line growth, but we also further increased our profitability with non-GAAP net margin expanding to 35.4% from 22.0% a year ago. These results were driven by the greater operating leverage of our platform, which has increasingly been able to attract and engage massive audiences in a cost-effective manner through viral online marketing as well as self-promotions by performers and channel owners within our platform. We believe that YY has significant potential to become an even more powerful, pervasive and profitable platform through the ongoing diversification and expansion of our entertainment and education services.”

(1)  Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

(2) The Company renamed the YY Music segment ‘online music and entertainment’ in order to better reflect users’ increasingly diverse online entertainment activities on the Company’s platform.

Fourth Quarter 2013 Financial Results

NET REVENUES

Net revenues increased by 129.5% to RMB612.3 million (US$101.1 million) in the fourth quarter of 2013 from RMB266.8 million in the corresponding period of 2012, primarily driven by an increase in IVAS revenues and, to a lesser extent, an increase in the Company’s online advertising revenues.

IVAS revenues, which consisted of revenues from online music and entertainment, online games, as well as other sources including the Company’s membership program and live game broadcasting, increased by 144.1% to RMB568.9 million (US$94.0 million) in the fourth quarter of 2013 from RMB233.0 million in the corresponding period of 2012. The overall increase primarily reflected an increase in the number of paying users and an increase in average revenue per user (“ARPU”).

Revenues from online music and entertainment, increased by 217.1% to RMB336.6 million (US$55.6 million) in the fourth quarter of 2013 from RMB106.1 million in the corresponding period of 2012. This increase primarily reflected a 165.3% increase in the number of paying users to 902,000 with a 19.6% increase in ARPU to RMB373 during the fourth quarter of 2013.

Revenues from online games increased by 66.1% to RMB162.8 million (US$26.9 million) in the fourth quarter of 2013 from RMB98.0 million in the corresponding period of 2012. This increase primarily reflected a year-over-year increase in ARPU of 41.4% to RMB376 and a 17.7% increase in the number of paying users to 433,000. The number of online games operated by the Company increased to 126 as of December 31, 2013 from 73 as of December 31, 2012.

Revenues from others, which primarily consist of the Company’s membership program and live game broadcasting, increased by 140.9% to RMB69.5 million (US$11.5 million) in the fourth quarter of 2013 from RMB28.8 million in the corresponding period of 2012. Revenues from the membership program increased by 72.4% to RMB44.5 million (US$7.4 million) in the fourth quarter of 2013 from RMB25.8 million in the corresponding period of 2012. This increase primarily reflected a 64.8% increase in the number of members to 837,000 as of December 31, 2013 from 508,000 as of December 31, 2012. Revenues from live game broadcasting increased significantly to RMB20.6 million (US$3.4 million) in the fourth quarter of 2013 from RMB0.7 million in the corresponding period of 2012.

Online advertising revenues increased by 28.5% to RMB43.4 million (US$7.2 million) in the fourth quarter of 2013 from RMB33.8 million in the corresponding period of 2012. This increase reflected an increase in the total number of advertisers of 50.8% to 92 with an average revenue per advertiser (“ARPA”) of approximately RMB472,000.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 113.6% to RMB296.8 million (US$49.0 million) in the fourth quarter of 2013 from RMB138.9 million in the corresponding period of 2012. This increase was primarily attributable to an increase in revenue-sharing fees and content costs to RMB165.1 million (US$27.3 million) in the fourth quarter of 2013 from RMB47.1 million in the corresponding period of 2012. This increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was primarily due to higher levels of user engagement and spending. In addition, bandwidth costs increased to RMB59.7 million (US$9.9 million) in the fourth quarter of 2013 from RMB42.4 million in the corresponding period of 2012.

Gross profit increased by 146.7% to RMB315.5 million (US$52.1 million) in the fourth quarter of 2013 from RMB127.9 million in the corresponding period of 2012. Gross margin increased to 51.5% in the fourth quarter of 2013 from 47.9% in the corresponding period of 2012. The increase in gross margin was mainly attributable to the improved cost efficiency due to the scale effect of the Company’s growth as well as the Company’s ability to control bandwidth costs.

OPERATING INCOME

Operating expenses for the fourth quarter of 2013 increased by 37.0% to RMB128.5 million (US$21.2 million) from RMB93.8 million in the corresponding period of 2012. This increase was primarily attributable to higher research and development expenses and general and administrative expenses which were associated with the general growth of the Company’s overall business.

Operating income in the fourth quarter of 2013 increased by 453.4% to RMB194.9 million (US$32.2 million) from RMB35.2 million in the corresponding period of 2012. Operating margin increased to 31.8% in the fourth quarter of 2013 from 13.2% in the corresponding period of 2012. The increase in operating margin was primarily due to increased operating leverage associated with the Company’s expansion.

Non-GAAP operating income(3) increased by 261.4% to RMB219.8 million (US$36.3 million) in the fourth quarter of 2013 from RMB60.8 million in the corresponding period of 2012. Non-GAAP operating margin(4) increased to 35.9% in the fourth quarter of 2013 from 22.8% in the corresponding period of 2012.

NET INCOME

Net income attributable to YY Inc. increased by 477.9% to RMB192.0 million (US$31.7 million) in the fourth quarter of 2013, from RMB33.2 million in the corresponding period of 2012. Net margin in the fourth quarter of 2013 increased to 31.4% from 12.5% in the corresponding period of 2012. Non-GAAP net income attributable to YY Inc.(5) increased by 268.7% to RMB216.9 million (US$35.8 million) from RMB58.8 million in the corresponding period of 2012. Non-GAAP net margin(6) increased to 35.4% in the fourth quarter of 2013 from 22.0% in the corresponding period of 2012.

NET INCOME PER ADS

Diluted net income per ADS(7) in the fourth quarter of 2013 increased by 409.5% to RMB3.21 (US$0.53), from RMB0.63 in the corresponding period of 2012.

Non-GAAP diluted net income per ADS(8) in the fourth quarter of 2013 increased by 224.1% to RMB3.63 (US$0.60), from RMB1.12 in the corresponding period of 2012.

(3) Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

(4)  Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

(5) Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

(6) Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

(7) ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders divided by weighted average number of diluted ADS.

(8) Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders divided by weighted average number of diluted ADS.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2013, the Company had cash and cash equivalents of RMB729.6 million (US$120.5 million) and short-term deposits of RMB1.4 billion (US$236.7 million). For the fourth quarter of 2013, net cash from operating activities was RMB358.4 million (US$59.2 million).

SHARES OUTSTANDING

As of December 31, 2013, the Company had a total of 1.1 billion common shares outstanding, or the equivalent of 55.4 million ADSs outstanding.

Full Year 2013 Financial Results

For the full year of 2013, net revenues increased by 122.4% to RMB1.8 billion (US$301.2 million) from RMB820.0 million in 2012, primarily driven by a 136.4% increase in revenues from IVAS revenues.

Net income attributable to YY Inc. for the full year of 2013 increased by 435.7% to RMB477.7 million (US$78.9 million) from RMB89.2 million in 2012. Net margin for the full year of 2013 increased to 26.2% from 10.9% in 2012.

Non-GAAP net income attributable to YY Inc. for the full year of 2013 increased by 213.8% to RMB594.8 million (US$98.3 million) from RMB189.5 million in 2012. Non-GAAP net margin increased to 32.6% for the full year of 2013 from 23.1% in 2012.

Diluted net income per ADS for the full year 2013 increased to RMB8.09 (US$1.34) from RMB1.80 in the prior year. Non-GAAP diluted net income per ADS increased to RMB10.07 (US$1.66) from RMB3.82 in the prior year.

For the full year 2013, net cash from operating activities was RMB891.2 million (US$147.2 million).

Business Outlook

For the first quarter of 2014, the Company expects its net revenues to be between RMB625 million and RMB635 million, representing a year-over-year growth of approximately 98% to 102%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, March 4, 2014 at 8:00 pm Eastern Time or March 5, 2014 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#59548573

The replay will be accessible through March 11, 2014 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#59548573

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect on December 31, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficits), consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income (loss) attributable to common shareholders, and basic and diluted non-GAAP net income(loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) attributable to YY Inc. is net income (loss) attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders is net income (loss) attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders divided by weighted average number of basic and diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Anna Yu

Tel: (+86) 2029162000

Email:IR@YY.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	504,702	729,598	120,521
Short-term deposits	897,698	1,432,863	236,692
Accounts receivable, net	117,616	100,101	16,536
Amount due from a related party	1,073	73	12
Prepayments and other current assets	25,149	67,533	11,156
Deferred tax assets	31,549	66,921	11,055

Total current assets	1,577,787	2,397,089	395,972

Non-current assets
Deferred tax assets	583	625	103
Investments	2,950	62,029	10,246
Property and equipment, net	90,299	102,636	16,954
Intangible assets, net	19,481	29,127	4,811
Goodwill	1,604	1,577	261
Other non-current assets	3,485	4,864	803

Total non-current assets	118,402	200,858	33,178

Total assets	1,696,189	2,597,947	429,150

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	28,149	56,391	9,315
Deferred revenue	159,859	293,866	48,543
Advances from customers	7,515	19,549	3,229
Income taxes payable	48,001	78,107	12,902
Accrued liabilities and other current liabilities	120,289	250,760	41,423
Amounts due to related parties	2,604	2,640	436

Total current liabilities	366,417	701,313	115,848

Non-current liabilities
Deferred revenue	6,487	9,425	1,557

Total liabilities	372,904	710,738	117,405

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 179,400,000 shares issued and outstanding as of December 31, 2012 and 622,658,738 shares issued and outstanding as of December 31, 2013)	11	38	6
Class B common shares (US$0.00001 par value; 1,000,000,000shares authorized, 907,833,224 shares issued and outstanding as of December 31, 2012 and 485,831,386 shares issued and outstanding as of December 31, 2013)	60	34	6
Additional paid-in capital	2,648,404	2,765,614	456,847
Statutory reserves	—	40,657	6,716
Accumulated deficits	(1,311,767)	(874,697)	(144,490)
Accumulated other comprehensive losses	(13,423)	(44,437)	(7,340)

Total shareholders’ equity	1,323,285	1,887,209	311,745

Total liabilities and shareholders’ equity	1,696,189	2,597,947	429,150

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Internet value-added service
—Online music and entertainment	106,145	228,906	336,590	55,601	286,446	852,885	140,887
—Online games	98,048	154,529	162,827	26,897	332,287	602,111	99,462
—Others	28,830	58,383	69,458	11,474	83,655	205,212	33,899
Online advertising	33,803	45,337	43,433	7,175	117,643	163,260	26,969

Total net revenue	266,826	487,155	612,308	101,147	820,031	1,823,468	301,217

Cost of revenues(1)	(138,939)	(248,553)	(296,811)	(49,030)	(416,133)	(881,999)	(145,696)

Gross profit	127,887	238,602	315,497	52,117	403,898	941,469	155,521

Operating expenses(1)
Research and development expenses	(54,122)	(67,148)	(75,139)	(12,412)	(176,725)	(267,005)	(44,106)
Sales and marketing expenses	(5,961)	(7,502)	(4,211)	(696)	(16,954)	(24,955)	(4,122)
General and administrative expenses	(33,741)	(46,663)	(49,197)	(8,127)	(109,788)	(200,554)	(33,129)

Total operating expenses	(93,824)	(121,313)	(128,547)	(21,235)	(303,467)	(492,514)	(81,357)
Other income	1,161	16,766	7,971	1,317	2,465	27,078	4,473

Operating income	35,224	134,055	194,921	32,199	102,896	476,033	78,637

Gain on disposal of an equity investment	—	—	—	—	651	—	—
Gain on disposal of a cost investment	2,351	—	—	—	2,351	—	—
Foreign currency exchange (losses) gains, net	(1,164)	5,500	7,806	1,289	(4,153)	29,555	4,882
Interest income	5,789	16,542	19,540	3,228	16,316	60,221	9,948

Income before income tax expenses	42,200	156,097	222,267	36,716	118,061	565,809	93,467

Income tax expenses	(9,107)	(27,719)	(30,830)	(5,093)	(29,041)	(89,951)	(14,859)

Income before share of income in equity method investments, net of income taxes	33,093	128,378	191,437	31,623	89,020	475,858	78,608

Share of income in equity method investments, net of income taxes	134	586	579	96	157	1,869	309

Net income attributable to YY Inc.	33,227	128,964	192,016	31,719	89,177	477,727	78,917

Decretion to convertible redeemable preferred shares redemption value	1,408,888	—	—	—	1,293,875	—	—

Allocation of net income to participating preferred shareholders	(294,984)	—	—	—	(478,754)	—	—

Net income attributable to common shareholders	1,147,131	128,964	192,016	31,719	904,298	477,727	78,917

Net income	33,227	128,964	192,016	31,719	89,177	477,727	78,917

	Three Months Ended				Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(4,374)	(5,678)	(8,197)	(1,354)	(1,204)	(31,014)	(5,123)

Comprehensive income attributable to YY Inc.	28,853	123,286	183,819	30,365	87,973	446,713	73,794

Net income per ADS
—Basic	29.04	2.29	3.40	0.56	29.91	8.51	1.41
—Diluted	0.63	2.17	3.21	0.53	1.80	8.09	1.34
Weighted average number of ADS used in calculating net income per ADS
—Basic	39,500,941	56,261,659	56,449,190	56,449,190	30,235,191	56,123,784	56,123,784
—Diluted	52,473,054	59,546,765	59,802,052	59,802,052	49,623,442	59,056,065	59,056,065

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

(1)         Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	2,092	3,191	3,242	536	8,407	9,860	1,629
Research and development expenses	9,129	12,357	11,873	1,961	35,441	39,587	6,539
Sales and marketing expenses	216	432	445	74	884	1,318	218
General and administrative expenses	14,165	25,859	9,335	1,542	55,619	66,331	10,957

YY INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2012	September 30, 2013	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income	35,224	134,055	194,921	32,199	102,896	476,033	78,637
Share-based compensation expenses	25,602	41,839	24,895	4,113	100,351	117,096	19,343

Non-GAAP operating income	60,826	175,894	219,816	36,312	203,247	593,129	97,980

Net income attributable to YY Inc.	33,227	128,964	192,016	31,719	89,177	477,727	78,917
Share-based compensation expenses	25,602	41,839	24,895	4,113	100,351	117,096	19,343

Non-GAAP net income attributable to YY Inc.	58,829	170,803	216,911	35,832	189,528	594,823	98,260

Decretion to convertible redeemable preferred shares redemption value	1,408,888	—	—	—	1,293,875	—	—
Allocation of Non-GAAP net income to particiating preferred shareholders	(300,221)	—	—	—	(513,492)	—	—

Non-GAAP net income attributable to common shareholders	1,167,496	170,803	216,911	35,832	969,911	594,823	98,260

Non-GAAP net income per ADS
—Basic	29.56	3.04	3.84	0.63	32.08	10.60	1.75
—Diluted	1.12	2.87	3.63	0.60	3.82	10.07	1.66

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	39,500,941	56,261,659	56,449,190	56,449,190	30,235,191	56,123,784	56,123,784
—Diluted	52,473,054	59,546,765	59,802,052	59,802,052	49,623,442	59,056,065	59,056,065